[redacted]

11020681

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED PROCESSING SECTION
MAR 01 2011
WASH. D.C.
211

| SEC FILE NUMBER |
|---|
| 8- 65251 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEOFFREY RICHARDS SECURITIES CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7570 S FEDERAL Hwy Suite 3
(No. and Street)

HYPOLUXO FL 33462
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEOFFREY D. LIDDY 561 586 0800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name – *if individual, state last, first, middle name*)

605 Lincoln Rd Suite 210 Miami Beach FL 33139
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VD
3/24

## OATH OR AFFIRMATION

I, GEOFFREY D. LIODY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEOFFREY RICHARDS SECURITIES CORP, as of DECEMBER 31ST, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Scott N. Sumenek
Commission # DD725480
Expires: NOV. 25, 2011
BONDED THRU ATLANTIC BONDING CO., INC.

Notary Public

Signature

PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GEOFFREY RICHARDS SECURITIES CORP.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2010

## TABLE OF CONTENTS

*BAUM & COMPANY, P.A.*
**Certified Public Accountants**
**605 Lincoln Road – Suite 210**
**Miami Beach, Florida 33139**
**(305) 672-1230**

## INDEPENDENT AUDITOR'S REPORT

Geoffrey Richards Securities Corp.
Hypoluxo, Florida

We have audited the accompanying balance sheet of Geoffrey Richards Securities Corp. as of December 31, 2010 and the related statement of operations, cash flows, and statements of changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Geoffrey Richards Securities Corp. at December 31, 2010, and the results of its operations and the related statement of operations, cash flows, and changes in stockholders' equity for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information presented on the statement of computation of minimum capital requirements is not a required part of the basic financial statements, but in supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 23, 2011
Miami Beach, Florida

Baum & Company PA

**GEOFFREY RICHARDS SECURITIES CORP.**
**BALANCE SHEET**
**DECEMBER 31, 2010**

## ASSETS

| | |
|---|---|
| Current Assets | |
| Cash in bank and cash equivalents | $ 81,827 |
| Marketable investments | 26,946 |
| Commission receivable | 125,033 |
| Total Current Assets | 233,806 |
| Other Assets | |
| Clearing Agent Deposit | 50,000 |
| Total Assets | $ 283,806 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Clurrent Liabilities | |
| Accounts Payable and Accrued Expenses | $ 92,221 |
| Total Liabilities | 92,221 |
| Stockholders' Equity | |
| Common Stock, par value $.01; 10,000 shares authorized, 3,000 shares issued and outstanding | 30 |
| Additional paid-in-capital | 138,297 |
| Retained Earnings | 53,258 |
| Total Stockholders' Equity | 191,585 |
| Total Liabilities and Stockholders' Equity | $283,806 |

See accompanying notes to financial statements.

**GEOFFREY RICHARDS SECURITIES CORP.**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2010**

| | |
|---|---|
| Revenues | $ 1,023,315 |
| | |
| Operating Expenses: | |
| Clearing charges | 42,975 |
| Professional fees | 7,629 |
| Compensation and commissions | 516,107 |
| Regulatory fees | 5,441 |
| General & Administrative Expenses | 55,067 |
| Total Operating Expenses | 627,219 |
| | |
| Net Income before Other Income | 396,096 |
| | |
| Other Income | |
| Interest Income | 10 |
| | |
| Net Income before Provision for Income Taxes | 396,106 |
| | |
| Provision for Income Taxes | - 0 - |
| | |
| Net Income | $ 396,106 |

See accompanying notes to financial statements.

**GEOFFREY RICHARDS SECURITIES CORP.**
**STATEMENTS OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2010**

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net Income | $ 396,106 |
| Adjustment to reconcile net income to net cash provided by operating activities: | |
| Increase in commission receivable | (106,733) |
| Increase in marketable securities | (1,946) |
| Increase in accounts payable and accrued expenses | 91,026 |
| Net Cash provided by Operating Activities | 378,553 |
| Cash Flows from Financing Activities | |
| Distributions to stockholders' | (353,915) |
| Total cash flows used for financing activities | (353,915) |
| Net increase in cash | 24,638 |
| Cash and Cash Equivalents - beginning | 57,189 |
| Cash and Cash Equivalents - ending | $ 81,827 |

See accompanying notes to financial statements.

## GEOFFREY RICHARDS SECURITIES CORP.
## STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

| | Common Stock | Additional Paid In Capital | Retained Earnings |
|---|---|---|---|
| Balance - 12/31/09 | $ 30 | $ 138,297 | $ 11,067 |
| Net Income | - 0 - | - 0 - | 396,106 |
| Distributions to Stockholders | - 0 - | - 0 - | ( 353,915) |
| Balance - 12/31/10 | $ 30 | $ 138,297 | $ 53,258 |

See accompanying notes to financial statements

## NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### A.) Nature of Business

The Company was incorporated on February 5, 2002 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies. On August 29, 2003, the Corporation changed its corporate name.

### B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

### C.) Organization Costs

Organization costs are amortized over sixty months.

### D.) Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholders. Therefore, no provision for income taxes has been made in the financial statements.

### E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2010 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

### F.) Marketable Investments

The Company reflects its marketable investments at the lower of cost or market.

**NOTE 2 RESTRICTIVE COVENANTS**

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $ 100,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

**NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS**

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

**NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

**NOTE 5 COMMITMENTS**

The Company executed a 36 month lease commencing on March 1, 2011. The annual rent incurred for the year 2010 was $ 15,975. The annual rent to be incurred for the subsequent three years commencing March 1, 2011 will be $ 19,800, $21,000 and $ 21,600, respectfully

**NOTE 6 RELATED PARTIES**

The two shareholders of the Company receive compensation substantially in the form of corporate distributions. The compensation also consists of a combination of salary, draws, automobile payments and other miscellaneous payments.

**GEOFFREY RICHARDS SECURITIES CORP**
**Supplemental Information**
**STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS**
**DECEMBER 31, 2010**

| | |
|---|---|
| Total Assets | $ 283,806 |
| Less: Liabilities | 92,221 |
| Net Capital before adjustments | 191,585 |
| Other reductions | (5,874) |
| Adjusted Net Capital | 185,711 |
| Net Capital Required | 100,000 |
| Excess Net Capital | $ 85,711 |

**GEOFFREY RICHARDS SECURITIES CORP.**
**RECONCILIATION OF NET CAPITAL**
**DECEMBER 31, 2010**

| | |
|---|---|
| Net capital per Audited Financial Statements | $ 185,711 |
| Net capital per Focus Report - Part II A | 185,711 |
| Net Difference | - 0 - |

***BAUM & COMPANY, P.A.***
**Certified Public Accountants**
**605 Lincoln Road – Suite 210**
**Miami Beach, Florida 33139**
**(305) 672-1230**

Geoffrey Richards Securities Corp.
Hypoluxo, Florida

We have examined the financial statements of Geoffrey Richards Securities Corp. as of December 31, 2010 and have issued our report there on dated February 23, 2011. As part of our examination, we reviewed and tested the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extend if other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized that the evaluation of these factors necessarily requires estimates and judgements by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors.

Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2010, was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

February 23, 2011
Miami Beach, Florida



Baum & Company PA